



EASTMAIN

__NEWS RELEASE__

Clearwater Project
Eau Claire deposit extended to 500 m vertical depth

Trading Symbol: ER – The Toronto Stock Exchange November 6, 2002

Eastmain Resources Inc. (TSX: ER) announced preliminary assay results from its on-going 10,000-metre diamond drill program at Clearwater, Quebec. Eastmain is earning a 75% interest in the project by completing $2.5 million in work. A total of $1.3 million has been budgeted for the current program. The Company currently owns 50% of the project, in joint venture with SOQUEM, INC. Upon Eastmain exercising its option, it shall grant SOQUEM a one time 60-day back-in right to earn 25% interest in the Property for $3.0 Million in work expenditures over a five-year period.

The drill program is designed to test the Eau Claire gold deposit along strike and at depth. Eighteen holes will be completed during this phase. Current drilling along a length of approximately 900 metres to a vertical depth of 300 to 500 metres indicates there is a large gold system at Clearwater. Each new hole has intersected 10 to 15 veins and schist zones, ranging from 0.5 to 7.0 metres in thickness.

Gold-bearing veins and schist zones have been traced from surface to a vertical depth of 500 metres (750 metres down-dip). Preliminary assay data for holes 1 through 6 confirms a wide range in grade from less than 1.0 up to 41.4 grams gold per tonne. All assay results greater than 0.5 g/t Au (500 ppb) are presently being re-assayed to confirm gold content. This data is consistent with previous drilling and channel sampling on the project and is typical of gold deposits containing free gold. Visible gold has also been observed in three drill holes ER02-05W, ER02-06W and ER02-08. Assay data is pending for holes 7 through 15.

Eastmain is systematically drilling the Eau Claire gold deposit at 100-metre intervals from section 500W to 400E at a vertical depth of 300 to 500 metres. Samples from drill core through veins and schist zones are cut with a rock saw at 0.5-metre intervals and submitted for assay to ALS Chemex in Val d'Or, Quebec. Mr. Andy Campbell, P. Geol. is the project manager and qualified person supervising the drill program on-site.

The Eau Claire gold deposit contains an indicated and inferred resource of 319,000 ounces of gold (cut-grade or 363,000 ounces uncut). The Company's objective is to define a minimum of one million ounces of gold. An updated resource estimate will be completed in the New Year after compiling results from the current program. The Corporation plans to complete a second 10,000-metre drill program in 2003, which should enable us to fulfill our earn-in requirements within 12 months.

Eastmain's primary objective is the exploration, discovery and development of long-life, low cost profitable ore deposits in Canada. Clearwater represents one of the most significant undeveloped gold deposits in Northern Quebec. Eastmain is listed on The Toronto Stock Exchange, trading under the symbol "ER".

SOQUEM INC. is a wholly owned subsidiary of SGF Mineral inc., which is a subsidiary of the Societe Generale de Financement (SGF). The mission of the SGF is to carry out economic development projects in co-operation with partners and in accordance with accepted requirements of profitability.

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.

Table 1. Clearwater Project - Preliminary Diamond Drill Results – Holes 1 to 6
Check assays are being processed for all samples above 500 ppb gold

Drill Hole No.	From	To	Length (m)	Au g/tonne
ER02-01	460.0	460.5	0.5	3.41
	463.5	464.0	0.5	1.08
	464.0	464.5	0.5	**8.84**
	474.3	474.8	0.5	**8.70**
	480.8	481.5	0.7	0.99
	483.5	484.0	0.5	0.97
	484.0	484.5	0.5	**9.89**
	484.5	485.0	0.5	1.84
	494.5	495.0	0.5	3.36
ER02-02	461.8	462.3	0.5	0.91
	462.3	462.8	0.5	2.72
	466.3	466.8	0.5	1.38
	466.8	467.3	0.5	0.80
	492.0	492.5	0.5	1.56
	511.6	512.1	0.5	4.62
ER02-03	461.2	461.7	0.5	**7.91**
	464.5	465.0	0.5	0.91
	476.3	476.8	0.5	4.26
	476.8	477.3	0.5	**17.0**
	490.5	491.5	0.5	1.59
	499.5	500.0	0.5	2.52
	509.0	510.0	1.0	2.98
	510.0	511.0	1.0	0.95
	528.0	528.5	0.5	2.33
ER02-04	481.5	482.0	0.5	1.47
	482.0	482.5	0.5	1.87
	497.0	498.0	1.0	1.73
	498.0	499.0	1.0	1.59
	508.0	508.5	0.5	1.10
	509.5	510.0	0.5	1.23
	514.0	515.0	1.0	1.28
	516.0	517.0	1.0	2.31
	517.0	518.0	1.0	2.35
	518.0	519.0	1.0	2.02
	520.0	521.0	1.0	**5.09**
ER02-05	441.7	442.2	0.5	**6.92**
	461.0	461.5	0.5	**18.0**
	462.0	462.5	0.5	2.56
	462.5	463.0	0.5	2.01
	463.0	463.5	0.5	2.52
	463.5	464.0	0.5	2.28
	484.4	484.9	0.5	3.28
	484.9	485.5	0.6	4.75
	491.0	491.5	0.5	2.57

Drill Hole No.	From	To	Length (m)	Au g/tonne
ER02-05W	424.5	425.0	0.5	1.65
	425.0	425.5	0.5	**12.45**
	425.5	426.0	0.5	1.04
	442.3	442.8	0.5	2.77
	462.5	463.0	0.5	1.64
	465.0	465.5	0.5	3.37
	465.5	466.0	0.5	4.47
	484.75	485.25	0.5	**10.9**
	485.25	484.75	0.5	4.91
	490.0	490.5	0.5	2.08
	490.5	491.0	0.5	4.65
	497.0	497.5	0.5	2.47
	497.5	498.0	0.5	4.59
ER02-06	489.0	489.5	0.5	1.46
	489.5	490.0	0.5	1.05
	543.5	544.0	0.5	1.09
	544.5	545.0	0.5	1.59
	545.0	545.5	0.5	3.35
	545.5	546.0	0.5	3.09
	546.0	546.5	0.5	**5.82**
	561.5	562.0	0.5	1.32
	562.0	562.5	0.5	**41.4**
	562.5	563.0	0.5	**21.0**
	563.0	563.5	0.5	1.73
	583.0	583.5	0.5	3.26
	591.5	592.0	0.5	1.14
	596.0	596.5	0.5	1.83
	596.5	597.0	0.5	1.04
	599.0	599.5	0.5	**5.55**
	599.5	600.0	0.5	2.01
	605.0	605.5	0.5	**11.2**
	605.5	606.0	0.5	**7.08**
ER02-06W	489.5	490.0	0.5	1.36
	544.7	545.2	0.5	1.52
	545.2	545.7	0.5	2.64
	545.7	546.2	0.5	3.62
	546.2	546.7	0.5	1.15
	560.3	560.8	0.5	1.63
	561.3	561.8	0.5	**11.8**
	561.8	562.3	0.5	**5.06**
	584.5	585.0	0.5	1.87
	592.0	592.5	0.5	**8.97**
	598.5	599.0	0.5	**11.9**
	599.0	599.5	0.5	**9.2**
	599.5	600.0	0.5	**8.92**
	600.5	601.0	0.5	**7.36**
	604.9	605.4	0.5	**11.65**

Clearwater Project - 2002 Drill Plan
Eau Claire Gold Deposit

L-11 W
L-9 W
L-7 W
L-5 W
L-3 W
L-1 W
L-1 E
L-2 E
L-3 E
L-4 E

4 N
3 N
2 N
1 N
1 S
3 S
4S

BL 0+00
Az. 085

Quartz-tourmaline veins - surface projection

6.77 g/t Au/4.8m
incl. 25.6 g/t Au

N
M
L
S
R
JQ
P
I
H
G
F
D
C
B

Tourmaline Zone
67.1 g/t Au/3.9m

21.3 g/t Au/67m x 1.0m
incl. 119 g/t Au/1.2m

V16
V12

118 g/t Au/22m x 0.6m
incl. 355 g/t Au/0.91m

R Vein
58.2 g/t Au/26m x 1.08m

JQ Vein
30.4 g/t Au/167m x 1.3m

P Vein
18.1 g/t Au/138m x 1.23m

S Vein
7.9 g/t Au/67,000 tonnes

R Vein
6 g/t Au/70,000 tonnes

JQ Vein
9.3g/t Au/160,000 tonnes

P Vein
8 g/t Au/295,000 tonnes

I Vein
10.3 g/t Au/185,000 tonnes

H Vein
13.5 g/t Au/67,250 tonnes

G Vein
17.9 g/t Au/85,000 tonnes

D Vein
6.5 g/t Au/48,000 tonnes

450 West Zone

C Vein
visible gold

B Vein
visible gold

Discovery Zone

DDH 87-06
497 g/t Au/2m
incl. 9,286 g/t Au

Eau Claire Gold Deposit - 2001 Resource

Category	Tonnes	Au g/t	Ounces
Indicated	972,900	9.62	301,020
Inferred	509,665	3.79	62,168
Total	1,482,565	7.62	363,188

Metallurgical Results
P, JQ, R and V16 veins
63 to 79% gold recovery from gravity circuit
95.7 to 98.6% gold recovery from conventional extraction methods

7
5, 6
1, 2
3, 4
8, 9
10,11
12,13
14
15,16
17
P18

LEGEND

Channel sample assays - average grade of samples taken every 5m

JQ Vein
30.4 g/t Au/167m x 1.3m

Average Gold grade grams per tonne

length metres

width metres



300 m